# Frankie's Story, LLC



## Dear investors,

Because of your support, we've made huge strides in progress this past year. Any film endeavor is a huge undertaking and we couldn't have done it without you. Our community has grown to nearly 2,000 investors and over 10,000 Pharma VIP subscribers generating millions of impressions on social media and across the web. We also acquired a 501(c)3 fiscal sponsorship that allows us to accept charitable donations as well as donations in kind. This money does not have to be paid back and allows us to strategically reduce costs associated with the overall budget. With the addition of some amazing Academy and Emmy award-winning producers to our team, we have big hopes for bringing our vision to life this year and aim for a global theatrical release in 2025.

**We need your help!**

Community support is critical for us. As we continue to raise funds and awareness for the film, having our investors share is incredibly helpful. Pharma tells an important, inspiring true story about brave women who stood up to corruption in the pharmaceutical industry in the 1960s and helped prevent the approval of an untested drug for the US market. We believe our film can have a massive social impact, inspire change, and help get the message out about the survivors of this worldwide tragedy. Please let everyone know that you're a proud investor so that when the red carpet rolls out we hit the box office with a bang!

Sincerely,

*Ashley Bratcher*

Producer

*Dori Zavala*

Producer

# How did we do this year?

## REPORT CARD



**A-**

### ☺ The Good

We attached high-level key personnel with Academy & Emmy Award winning work & hundreds of millions generated in previous BO revenue.

We maintained financial stability through diligent expense management,
increased investments, and have no debt.

We raised over $1M towards production & acquired a 501(c)3 fiscal sponsorship that allows us to accept charitable donations.

### ☹ The Bad

We weren't able to start production this year as hoped, but we made strategic decisions we believe position us for greater success.

We amassed a list of over 10k passionate fans and over 1,700 investors. We hope to significantly increase that number in 2024.

We weren't able to fully fund the production, but are utilizing the funds to create momentum for packaging and complete financing.

# 2023 At a Glance

### January 1 to December 31



**$0**
Revenue



**-$136,138**
Net Loss



**$3,155 +51X**
Short Term Debt



**$893,776**
Raised in 2023



**$704,505**
Cash on Hand
As of 03/29/24

INCOME BALANCE NARRATIVE


Revenues
Profit
US$0
-US$25,080
US$0
-US$136,138
2022
2023

Net Margin: 0% Gross Margin: 0% Return on Assets: -21% Earnings per Share: -$0.02 Revenue per Employee: $0

Cash to Assets: 79% Revenue to Receivables: ~ Debt Ratio: 0%

Frankie_s_Story_2022_Auditor_Report.pdf

2023_Financial_Report_Frankie_s_Story_LLC__Unaudited___1_.pdf

# We ❤ Our 557 Investors

## Thank You For Believing In Us

Cody Heisinger
Antonio Hinson
Fred Mcwhorter
Timothy Champagne
Dan Freschi
Michael Rogers
Roy & Holly Rice
Mike Von Brethorst
John Barbour
Lynne Dadds
Christina Wood
Geoff/Jan Falk
Pamela M. Olson
Melissa Popp
Rachel Rich
Gracie Taylor
Jessie Shanks
Keith Bleil
Julia Moore
Larry Bowers
Arrow Pride
Elizabeth Brickman
William Stoermer
Irene Waller
Charles A Gram
Tami J Knopping
Eric Monroe Saunders
Marc Harper
Lisa Ligner-Cruz
Candyce Gearhart
Jeffrey E Simon
Joseph P Crotty
Ahmed Almatrooshi
Amanda Farrell
Cindy Wiggins
Chris LeMay
Brian Winkler
Joann Barnett
Stephen M Montgomery
Jacqueline Burch

Laura Blackmon
Michael Chang
Leteesha Carey
Gary Romano
Andrew Dempsey
Jenah Victor
David Gallagher
Gregory Montgomery
Dave Terry
Terri Brown
Sunnie K McAdams
Kimberly Hollar
Stephanie Dennis
Elizabeth Stilwagen
Neil Fairey
Michael Davidson
Renee Varin Potratz
Deborah Kiddle
Ann Ragosta
Elaine Chaney
Shari Fudge
Holli Erskine
Christina H Lim
Nadine Porebski
William Johnson, IV
Stephen Perry
Jason Valian
Laura Hinyup
Jeramie Julian
Scott Davis
Kara Urban
Ali Abboud
Angel Michel
Ernest Wijaya
Laurie Woody
Michael E Dittes
Ellen J Myers
Gerald Coleman
Fred Sanderson
Timothy Pridgen

Andrew Katz
Jennifer Rackley
Andre Harrell
Lisa Merle Hawkins
Denise Jones
Paula Pierce
Veronica Tomor
Randy Mlekush
Todd S Whitehill
Ron Fell
James Miller
Dale C Hansen
Robert B Mack
Stephen Bill
Tanya BRINSON
Shelly Luna
Patrick Harrity
Troy Bhaer
Melinda Nelson
Charles Wayne Tarver
Hollan Berry
Philip Bernier
Julie Hart
Sonia Fuentes Villarruel
Denny L Kiefer
John Wilson
Debie Sue Smith
Wilbur Oberly
Kimberly BEANE
Joshua Chodniewicz
Sina Nikayin
Reed Gossman
Melissa Zumba Tremmel
Caz McGovern
Ross Kardon
Patricia Lydy
Sally Garber
Brian GRENNAN
Vivian Chiu
Gary J DiVito

Samuel Liljeholm
Larry D Hudson
Hatem Rowaihy
Heather Gaillard
John Steere
Ana Munoz
Michael Carney
Jonathan Northrup
Brandon Clark
Bob Bennett
Lisa E Robinson
Shelley DAVIS
Sherri Hewett
Stephanie Sterling
Cheryl Calire
Kristie Rogers
Pamela Cook
Janis Graham
Erin Brender
David Slatton
Perry Hilburn
Patrick Wetzel
Jacquelyn Campbell
Sidney Redd
Rick Plath
Michael Collins
Joseph Kincaid
Craig Hart
Christy Campbell Smalley
Frank Peart
Seth Bradford Wagenman
Valeri Tkatchenko
Anna Jolly
Daniel & Lea Veile
Felix M GONZALEZ
Helen Houlihan
Valarie Briggs
Steven And Elizabeth Muscoreil
Joe Roche
Collin Deputy

Phillip Hogan Jr
Mondray Gee
Je Nae Macfarlane
Vicki Vass
Dave Hamlette
Munshi Abrar
Bob Jordan
Stephen M Montgomery
Mark Abbott
Paul Nauth
Jill Woods
Shirley Jakubec
Nancy Rinke
Jor El Godsey
Beverly Voechting
Thomas Wayne Kristy
Madonna Hewston
Cheryl E Guardiani
Cameron Razi
Paula Macedo Hood
Jaison Joseph
Michael Roth
Kimberly S Aument
Brian T Boyle
Lisa Cauley
Patricia Vaughan
Priscilla Krikorian
Sharon Haney
Allyson Ward
Wayne Van Der Wal
Judy Arms
Deborah (Debbie) Vines
Jennifer Emerson
Aubrey Wilkins Wursten
Susan Burnett
Natalia Godinez
Rose Mary Johnson
James Piper
Sherri Fuller Swearingen
Timothy MEagher

Kevin Rivera
Kenah Hagan
Suzanne Baidaoui
B. Holland
Derek Grams
Denician Angeleia
George Nizynski
Joseph Roberts
Diann R McKee
Melissa Leavitt
Kathrine Gangeri
Isabel Lee
Camila Vogel
Tillman Maxwell
Victoria Van Horn
Steve Wittmer
Colleen Broomfield
James Newhouse
Jenifer Kendall
Daniel Kooman
Sidney E Redd
Debra L Nunez
Gwenevere Papson
Carol Lynn McPherson
Lynne LeVecque
Tara Ezer
Dwight Blubaugh
Amanda Coleman
Michael Riley
Antoinette Renaut
Kevin Miles
Virgil Allen Hughes
Kevin Byrne
Robin Darrow
Joy Thayer
Janice Catherine Sykes
Jay Gibbs
Rodney Smith
James R Saunders
Anna Sylwestrowicz

Cherie Morris
Rebekah Prestwich
Josue Casanova
Joyce Henry-Haedrich
Nadine Metz
Judy Schuster
Keith Duquaine
Catherine Cochran
Roga Compean
Kyle Kepple
Miguel Mujica
MeLynda NevKel
Shannon Wade
Jeanne L Schwass
Tina Sam
Julia S Anderson
Janet Byram Gowling
Jarrod Brissenden
Randy Althoff
Deborah Woodhouse
Lee Ann Barrett
Karen Elizabeth Quigg
Cynthia McReynolds
Steven Taylor
Barbara C Wills
Alanna Schenken
Joshua David Dillard
Elizabeth Parizeau
Michael A Dorak
Stan Stinson
Monroe Landis
Jamie D. Taylor
Marlowe Bentley
Chris Boman D.C.
Charles Moncrief
Frances Morton
Dawn Burke
Debbie Hardy
Chris Kelle
Lori Huckaby
IRA Brawer
Linda Sisson
Pepper Ottman
Richard Armknecht
Wendy Cook
Susan Quidley
Carolyn Gregory

Nanci Heilshorn
Harrell Phillips III
Latika Mohan
Noemi Eunice Del Castillo
Lori Prescott
George Von Borstel
Kathleen Stout
Karen Patenaude
Jill Warne
K Lubamba
Denise Gaylord
David Derus
Janet Hamm
Howard J Smith, Jr.
Valerie A Talbott
Lemuel Webb
Suzanne Russell
Patricia P Contreras
Sarah Del Castillo
Barbara Shore
Nancy Leins
Dianne Akers Graham
Mark Kotulich
Kenneth Collier
Larry Scruggs
Terry And Krystie DePue
Michael Sommerer
Kelly Jackson King
Susan Cenkus
Andrew Lee Rutherford
Patricia Ryan
Troy Carlton Myers
Lisa Zayas
Larry D. Hellman
Pamela Minnaugh
Beth Neibert
Joe Murray
Karen Duncan
Todd Labak
Michael A Adkins
Andrea Smith
Marc Harper
Janelle Komorowski
Caleb Walker
Suzanne Samson
Emily Cecil
Lilia Chavez

Paul Donald Ellingsen
John Fleming
Shari Wiedmann
Hermine Dow
Linsey Knerl
Kristin Brown
Christine Kimmel
Crystal Trawck
Elizabeth Hoffmann
Norm Farnum
Omer David Gariepy
Therese McG
Michele Nestico
Concetta Cenac
Laura Gaertner
Mary Hasenohr
Melonie Deblock
Les York
Bradford Wills
Lynn Ferris
Samantha Carlson
Stephanie Farmer
Nicole Jolyn
Deborah Baidoo
Gayle Saunders
Linda And Lou Nasuti OBrien
Helen Adams
Amber Preston
Jennifer Vaughn
Tyler Russ
Joseph Boyer
Steve Deal
Isaac Castro
Hanoch W
Sondra Schmid
Robert Lease
Dorothy Jane Cross
John Webster
Pamela Greaves
Phil Dibowitz
Walter Masnyk
Randy Bishop
Edward Baccich
Steven Larsen
Kathryn McGinley
Lynn Wesley

Kelly Drysdale
James D
Timothy Hughes
Joseph Robert Huggins
Josh Mancuso
Brooklyn Wittmer
Lauren McMillian
Larry Wright
Colleen Ryan
Marion Groth
Barry Coday
David Soendker
Tim Mohrmann
Joyce Tessman
Mohammad Ranji
Irene Starr
Jill Ann Villalba
Anne Altieri
Lia Onnias
Timothy D Daniels
Michelle Price
Hayden Abler
Sharon Apperson
Randy Martin
Susan Howard
John Laurence Brooks
Annette Volk
Will Feldman
John A Turcich
Eugenie Brunner
Candyce N Lyman
Susan M Baer
Kerry Ward
Dianne McCoy
Amy Kirby
Theresa Basting
Marilyn Camp
Phillip Challacombe
Elizabeth Hill
Daniela Pair
George Gilgen
Nancy Saenz
Diane Duffett
Mark Hardcastle
Nancy Berntsen
Saadia Esmail

Alan Walker
Dorothy Wray
Karina Bashford
Penny Michalko
Colleen Cox
Stephanie Brown
Maryssa Petersen
Symphony Grabow
Yesenia SANTIAGO
Jeff Vista
Karen Fentress
Balazs Zsok
Kimberly Fronk
Mark C. Schmalz
Justin Hannan
James I Daniels
Carol Cornelius
Lea Schaub
Kimberly Carter
Richard Kalinowski
Kathie Jones
Pat K
Joseph Nusbaum
Julie Wong
Anthony R James
Mary Forristall
Patrick Miller
Katie Prust
Kids Serve
Debbie Pryse
Erin Boehm
Cassandra Nosser
Ajish P Abraham
Fred Leonard
Mark And Lynn Murphy
Westley Kirkham
John McDonough
Terry A Kennedy
Raquel Saucedo
Bob Huggins
Matthew Or Rose Effertz
Kathleen Dallmeier
Laura Correa
Jonathan Wu
Elisabeth I Davis
Denis Gormley

Starla Madrigal
Kimberly Allen
Eric Evert
Rebecca Albachten
Renee Jenniges
Kathleen Crist
Shelly Larsen
Barbara Stetzer
Heather W
Karen Cheikhi
Katishere 777
Lori Smith
Robert Bain
Ronald Hugh Suzukawa
Ednor Andrew Rowe
Kenneth L Quebedeaux
Martina Wilbanks
Mary Jo Fuentes Leste
Carol Otero
Sherry Muehlbauer
Kellene Kloetsch
Paula Pierce
David W Nash
Barbara McGuire
Lynn Ginda
Clarissa Kopchak
Brandon Lungren
Cathy M
Sally Jo Iseral-Shepherd
Kelly Bookamer
Helen Dalton
Deborah Icke
Dan Bulboaca
John De Wolfe Walker
Dana Lynn Edgar
Dustin Smith
Juliana Maffei
James Perry
Dan Cabral
Korance G
Susan Stephens
Mark Smith
Barbara Gilbert
Erin Morar
Aliona Se
Jacqueline Fishbein

# Thank You!

## From the Frankie's Story, LLC Team



### Ashley Bratcher

**Producer**

Award-winning actress, producer, and writer with over 40 credits. Her work spans from box office hits to network television, with more than a decade of experience in the...



### Dori Zavala

**Producer/Legal**

Award winning screenwriter and attorney with over 20 years' experience practicing business law and litigation. She also passed the Series 65 investment license exam...



### Lisa Bruce

**Producer**

Member of the Academy of Motion Picture Arts & Sciences as well as the British Academy of Film & TV Arts. Two-time...



### Mark Fincannon

**Executive Producer/Casting Director**

40 year veteran filmmaker & Emmy Award Winning Casting Director whose company has worked with legendary directo...

# Details

## The Board of Directors

| Director | Occupation | Joined |
|---|---|---|
| Simple Jane Films, Inc. | Managing Member @ Simple Jane Films, Inc. | 2020 |

## Officers

| Officer | Title | Joined |
|---|---|---|
| Ashley Bratcher | Managing Member | 2020 |
| Dori Zavala | Class A Member, Producer | 2021 |

## Voting Power

| Holder | Securities Held | Voting Power |
|---|---|---|
| Athena Ink, LLC | 2,700,000 Common Units (Class A). Wholly owned by Dori Zavala. | 45.0% |
| Simple Jane Films, Inc. | 3,300,000 Common Units (Class A). Wholly owned by Ashley Bratcher | 55.0% |

## Past Equity Fundraises

| Date | Amount | Security | Exemption |
|---|---|---|---|
| 10/2020 | $250,000 | Preferred Stock | Regulation D, Rule 506(b) |
| 04/2023 | $458,230 | | Section 4(a)(2) |
| 04/2023 | $435,546 | Class D Preferred Stock | Regulation Crowdfunding |
| 01/2024 | $457,988 | | 4(a)(6) |
| 04/2024 | $98,174 | | 4(a)(6) |

*The use of proceeds is to fund general operations.*

## Outstanding Debts

None.

## Related Party Transactions

None.

## Capital Structure

| Class of Security | Securities (or Amount) Authorized | Securities (or Amount) Outstanding | Voting Rights |
|---|---|---|---|
| Common Units (Class A) | 6,000,000 | 6,000,000 | Yes |
| Preferred Units (Class B) | 575,000 | 575,000 | No |
| Preferred Units (Class D) | 4,150,000 | 863,336 | No |
| Preferred Units (Class C) | 1,275,000 | 0 | No |

| | |
|---|---|
| Warrants: | 0 |
| Options: | 0 |

## Form C Risks:

Management will have broad discretion as to the use of the proceeds from the offering.
The Company's management will have broad discretion as to the use of the net proceeds from the Offering for the purpose of producing Pharma. Investors will be relying on the judgment of the Company's management regarding the use of the proceeds for the purpose of producing Pharma.

Technological advances may reduce demand for films.
The entertainment industry in general, and the motion picture and TV industry in particular, are continuing to undergo significant changes, primarily due to technological developments. Because of this rapid growth of technology, shifting consumer tastes and the popularity and availability of other forms of entertainment, it is impossible to predict the overall effect these factors will have on the potential revenue from and profitability of a film.

Pharma will be subject to the risks associated with the production and distribution of a motion picture.
Although the production of a proof of concept of Pharma was completed, the Company cannot guarantee that production of the full feature motion picture will be successfully completed. Production costs are currently just an estimate and may significantly increase over time depending on many unknown outside influences, or those that may

be known as related to the specific costs of currently expected expenditures for items still not under contract at a fixed price.

It is also possible that COVID-19 or any other number of unexpected situations may arise that prevent the completion of the production of Pharma.

Pharma is in ongoing negotiations with several distributors and has secured a confidential LOI from one of the world's leading media and entertainment companies expressing their continued interest in distributing the film. The Company's goal, while not guaranteed, is for the film to be distributed theatrically as well as through online video streaming services, television and home video. Distribution channels and methods can also fall out of grace with users/viewers and we may not be able to adapt quickly enough to keep momentum for the adoption of viewers of our content.

Pharma may not succeed if it receives unfavorable reviews.

The financial success of a motion picture, in large measure, depends on the reaction of the public, which is often influenced by professional reviewers or critics for newspapers, television and other media. It is impossible to judge in advance what the reaction of these reviewers and critics will be to Pharma. To the extent that Pharma receives unfavorable reviews from these reviewers and critics, its chances of success may be substantially diminished.

The Company will have to rely on the services of professionals and other key personnel who may be difficult to replace and the loss of any such persons could adversely affect the Company's business.

If the Company is not able to retain the services of key personnel retained by management, there will be a material adverse effect on the Company. If any one of these individuals becomes incapacitated or otherwise becomes unavailable, a qualified successor would have to be engaged. The Company may elect to offer membership units in the Company to key production personnel (such as producers, writers, actors, stunt coordinators and unit production managers) as a means of obtaining the best possible crew at the lowest up-front cost. Pharma's production and completion may be adversely affected if new personnel must be engaged, or if such personnel demand more favorable compensation. No assurance can be given that a qualified successor could be engaged. These professionals and key personnel also may be involved in other projects that may take them away from the production of Pharma and cause delays, all of which may increase the cost of production of Pharma and decrease the likelihood of being able to complete Pharma, which would have an adverse effect on the Company's business and prospects.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Because the film business is highly speculative, the Company may never achieve profitability.

The film industry is highly speculative and involves a substantial degree of risk. No assurance can be given of the economic success of any film since the revenues derived from the production and distribution of a film primarily depend on its acceptance by the public, which cannot be predicted. The commercial success of a film also depends on the quality and acceptance of competing films and shows released into the marketplace at or near the same time, the availability of alternative forms of entertainment and leisure time activities, general economic conditions, and other tangible and intangible factors, all of which can change and cannot be predicted with certainty. We have no control over what other films or shows or content is released at the same time as our content and thus we cannot know, but it is always possible, that another company's content may be more desirable than our own and we are unsuccessful in competing in the marketing. No assurance can be given that Pharma will appeal to the public or that other shows and films may not be more appealing and therefore reduce the demand to view Pharma. Accordingly, there is a substantial risk that Pharma will not be commercially successful, in which case the Company may be unable to recoup costs associated with the production of Pharma or realize revenues or profits from the sale of Pharma.

The Company's assumptions concerning future operations may not be realized.

The Company's goal is to produce a commercially profitable movie using a production budget as set forth in the table below. The Company's projected results are dependent on the successful implementation of the Company's business plan and strategies and are based on hypothetical assumptions and events over which the Company has only partial or no control.

Furthermore, as a biopic film, the potential market may be smaller than your average blockbuster. The Company desires to obtain a theatrical release (among its other methods of distribution), but we cannot guarantee this for Pharma.

While management believes that its goals and objectives are reasonable and achievable, no assurance can be given that they will be realized. The revenue we could generate will vary greatly based on factors that we cannot quantify, including things such as ultimate cost of production, methods of distribution later negotiated, audience interest, general economic outlook, etc.

The Company's success depends on the successful production and distribution of a single movie and the Company is unable to diversify its investment to reduce its risk of failure.

Pharma will be the only movie that the Company produces. No assurance can be given that the Company's management team will be able to successfully develop, produce and make arrangements for the distribution of Pharma. Because the Company will have only one asset (Pharma), the Company is more vulnerable to unanticipated occurrences than a more diversified business. The development, production, completion and distribution of Pharma is subject to numerous uncertainties, including financing requirements, personnel availability and the release schedule of competing films. There may be additional problems which could adversely affect the Company's profitability, including (without limitation) public taste, which is unpredictable and susceptible to change; competition with other films and/or shows, motion pictures and other leisure activities; advertising costs; uncertainty with respect to release dates; and the failure of other parties to fulfill their contractual obligations and other contingencies. No assurance can be given that the Company will be able to successfully develop, produce, distribute, or realize any revenue from Pharma. Failure to develop, produce, distribute or realize any such revenues will have a material adverse effect on the Company's business, operating results and financial condition.

The Company is a newly formed company and has no history upon which investors can evaluate the Company.

The Company was recently formed for the purpose of developing, producing and distributing Pharma. Accordingly, the Company has no operating history on which prospective investors may evaluate the Company's business and prospects. The Company has no revenues and requires the net proceeds from the sale of Preferred Units to fund development and production of Pharma. If and when production of the film commences, no assurance can be given that Pharma will receive market acceptance when produced. The Company faces all of the risks inherent in a new business, including the expenses, difficulties, complications and delays frequently encountered in connection with the formation and commencement of operations, the production and distribution of a movie, and the competitive environment in which the Company intends to operate. The Company may not successfully address any of these risks. If the Company does not successfully address these risks, the Company's business will be seriously harmed.

Most of our competitors, which include large and small studios and production companies, have significantly greater financial and marketing resources, as well as experience, than we do.
We are a very small and unproven entity as compared to our competitors. We will compete with film studios, both large and small, production companies, independent producers, and agencies. Most of the major U.S. studios are part of large diversified corporate groups with a variety of other operations, including television networks and cable channels, that can provide both the means of distributing their products and stable sources of earnings that may allow them better to offset fluctuations in the financial performance of their operations. The major studios have more resources with which to compete for ideas, storylines and scripts. This may have a material adverse effect on our business, results of operations and financial condition. In addition, established smaller studios, production companies and agencies have significantly greater financial and marketing resources than do we. Many have sophisticated websites and the ability to advertise in a wide variety of media. We will principally depend on the business contacts of our executive officers. There are no assurances that our approach will be successful.

We may not generate sufficient cash flow to make distributions to you.
There is no assurance that we will ever have income sufficient to cover our expenses and have sufficient cash flow to make distributions to you. Even if we make distributions, there can be no assurance concerning the timing or amounts of the distributions. You may be required to bear the economic risk of the investment for an indefinite period of time. Ultimately, each investor's risk with respect to this offering includes the potential for a complete loss of their investment.

Investors will own non-voting preferred units and will have no ability to control or influence the business decisions of the Company.
Investors in the offering will obtain non-voting preferred units. As a result, current management will continue to have control of the business decisions and operations of the Company. It is possible that management will not make successful management decisions in all cases.

The Company issued Preferred Units to Nicole Weider.
The Company issued 575,000 Preferred Units to Nicole Weider as consideration for development and production costs previously incurred by Frankie's Story, LLC in connection with the creation and production of the Pharma proof of concept and other script development. Nicole Weider will be entitled to a preferred return of 120% before Class C & D Preferred Units and Common Unit distributions. Class C & D will then be entitled to a preferred return of 120% before Common Unit distributions. Distributions of profits (to the extent the Company has generated sufficient cash flow) will then be disbursed among all Classes on equal footing with investors purchasing the Preferred Units in this Offering.

There is no guarantee of return on investment.
There is no assurance that a purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each investor should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

There is no public market for the Preferred Units and such are subject to certain restrictions on transfer.
Investors should regard the Preferred Units as an illiquid investment. No public market for the Preferred Units exists or is likely to develop in the near future. Any resale of the Preferred Units may require the transferor to register the transferred Preferred Units under applicable state securities laws, or find an exemption therefrom.
The Preferred Units may not be transferred by any purchaser of such securities except under very specific and limited circumstances and/or with the consent of the Manager of the Company.

We will be required to raise additional capital to fully fund our business plan and expand our operations.
Currently, we have no revenue-generating activities. The purpose of this offering is to raise an initial $5 million towards a minimum full production budget of $6 million. We intend to raise the balance via 506(c) equity financing rounds, through grants, and donations via our 501(c)3 fiscal sponsor, From the Heart. Part of this budget will be allocated to ongoing script and story development, with the balance allocated towards production. Even after taking account of the funds raised in this offering, we may need to raise additional funds to finalize the full production of Pharma. We may seek to sell common or preferred equity or convertible debt securities, enter into a credit facility or another form of third-party funding, or seek other debt financing in order to fund the development of Pharma. We may also consider raising additional capital in the future to expand our business, to pursue strategic investments, to take advantage of financing opportunities or for other reasons.
Additional capital may not be available at such times or in amounts as needed by us. Even if capital is available, it might be available only on unfavorable terms. Any additional equity or convertible debt financing into which we enter could be dilutive to our then existing members. Any future debt financing into which we enter may impose covenants upon us that restrict our operations, including limitations on our ability to incur liens or additional debt, pay dividends, repurchase our equity, make certain investments and engage in certain merger, consolidation or asset sale transactions. Any debt financing or additional equity that we raise may contain terms that are not favorable to us or our members. If we raise additional funds through collaboration and licensing arrangements with third parties, it may be necessary to relinquish some rights to our scripts and manuscripts, or grant licenses on terms that are not favorable to us. If access to sufficient capital is not available as and when needed, our business will be materially impaired and we may be required to cease operations, curtail the acquisition, recycling or marketing of scripts and manuscripts, or we may be required to significantly reduce expenses, sell assets, seek a merger or joint venture partner, file for protection from creditors or liquidate all our assets.

## Description of Securities for Prior Reg CF Raise

_Additional issuances of securities._ Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial

dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from unitholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company to manage the Company so as to maximize value for unitholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company. If the Management of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its unitholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

### Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Management, and the Investor will have no independent right to name or remove an officer or member of the Management of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

### Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the unitholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, the unitholders may change the terms of the Operating Agreement for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The unitholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The unitholders have the right to redeem their securities at any time. Unitholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability.In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional units, an Investor's interest will typically also be diluted.

Based on the risks described above, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

to the issuer;
to an accredited investor ;
as part of an offering registered with the U.S. Securities and Exchange Commission; or
to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

### Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

In the future, we will perform valuations of our common unit that take into account factors such as the following:

unrelated third party valuations of our common unit;
the price at which we sell other securities, such as convertible debt or preferred Unit, in light of the rights, preferences and privileges of our those securities relative to those of our common unit;
our results of operations, financial position and capital resources;
current business conditions and projections;
the lack of marketability of our common unit;
the hiring of key personnel and the experience of our management;
the introduction of new products;
the risk inherent in the development and expansion of our products;
our stage of development and material risks related to our business;
the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
industry trends and competitive environment;
trends in consumer spending, including consumer confidence;
overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

## Company

Frankie's Story LLC

Georgia Limited Liability Company
Organized March 2020
2 employees
2550 Sandy Plains Rd
Suite 225-263
Marietta GA 30066 https://pharmathemovie.com

## Business Description

Refer to the Frankie's Story, LLC profile.

## EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

## Compliance with Prior Annual Reports

Frankie's Story, LLC is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

## All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

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